Mail Stop 0309

									February 14, 2005


David Schiff, Esq.
Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas
New York, N.Y.  10018


Re:  	Grant Ventures, Inc.
Amendment No. 1 to Form SB-2 Registration Statement
	File No. 333-119425


Dear Mr. Schiff:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary

1. Please refer to comment 4 in our previous letter. In that comment, we requested that you provide us with supplemental factual support for the claims you make regarding the market for your products and other statistical information you included in your registration statement. Although your response letter indicates that you have provided this material, we have not received it. Please provide supplemental factual support for each claim. Please mark the supporting documents to show the location of the information you are relying on.

2. We note the detailed information you added to the "About Grant Life Sciences" section of the summary, all of which appears in parenthetical phrases. Summary disclosure should be limited to a brief discussion of the most significant aspects of the offering. It should not include detailed disclosure. In addition, the use of parenthetical phrases in this manner is not consistent with the requirement that the forefront of the registration statement be written in plain English. Please revise the disclosure accordingly.

Risk Factors - page 3

3. In comment 7 of our previous letter we requested that you delete language such as that you "cannot be certain that" and "there is no assurance that" various things will or will not happen. We note that these and similar phrases continue to appear in a number of places in your document. See, for example, the last paragraph on page 5, as well as page 6. Please revise the entire document as we previously requested. Also, please insure that in each instance where this language appears, you have provided the information requested in comment 8 of our previous letter.

4. We note your response to comment 15 and note that you deleted the referenced risk factor discussion. Please supplementally explain why this risk does not apply to your business or restore the risk factor discussion and address our prior comment 15.

We will need to raise substantial additional capital to fund our operations... - page 3

5. This risk factor indicates that you have sufficient cash to fund your planned operations through January 2005. Since it is now
February, please update the disclosure to reflect your current situation.

We will need to obtain regulatory approval before we can market and sell our planned tests in the United States and in many other countries. - page 6

6. We note your response to comment 9. However, the same terms continue to appear on page 14 of the document. Please revise this disclosure as well.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations - page 9

7. Please expand your disclosures in response to comment 19 to clarify that prior to the Merger, with Impact Diagnostics, Grant Life
Sciences was a not a business as defined by EITF 98-3. As previously requested, disclose the accounting treatment of a recapitalization.
For example, the accounting treatment is identical to a reverse acquisition except that there are no adjustments to the historic carrying values of the assets and liabilities and all costs of the transaction are expensed.

Description of Business - page 10

8. In the middle of page 10 you refer to HPV as an "obligate cause" of cervical cancer. Please explain what this term means.

Regulatory Approval - page 13

9. We note the revisions you made in response to comments 21 and
22
in our previous letter. However, the revised disclosure does not contain all of the information we asked you to include. For example, the revised disclosure still does not explain why you believe that your tests will be classified by the FDA as Class II devices, as opposed to Class I or Class III devices. It also does not explain the difference in the requirements to market and sell each class of devices. Please revise the disclosure accordingly.

Directors, Executive Officers, Promoters and Control Persons -
page
17

Executive Compensation - page 18

10. Please update the information in the table to include information for the fiscal year ended December 31, 2004.

Selling Stockholders - page 23

11. In comment 29 of our previous letter we asked you to include appropriate disclosure regarding the circumstances under which the selling shareholders acquired their shares. The revised disclosure now indicates that many of the selling shareholders acquired their shares "through a private placement in connection with the Merger."
This is not an adequate explanation. Please provide more detailed disclosure.

12. In comment 31 we asked you to disclose whether any of the selling shareholders are broker-dealers, and, if so, to identify them and state that they are underwriters. The only exception to this position is if the shares were issued as underwriting compensation.
We note that footnote 49 identifies a broker-dealer but does not identify it as an underwriter, or indicate whether the shares received were underwriting compensation. Please provide the missing information.

Certain Relationships and Related Transactions - page 22

13. We note your response to comment 28. For advances that were made with no interest, please revise to state that the loan was interest free.

Changes In and Disagreements with Accountants on Accounting and
Financial Disclosure, page 30

14. Your disclosures in the registration statement are not identical to the disclosures contained in the Item 4.01 Form 8-Ks filed on August 30, 2004 and December 22, 2004. Please file as Exhibits 16 to the registration statement updated letters from your former accountants addressing the disclosures made in the registration statement.

Financial Statements

Statement of Stockholders` Deficit, F-5

15. Refer to your response to comment 37. We note that you have issued stock for services. For each issuance involving non-cash consideration, please disclose the nature of the non-cash consideration and the basis for assigning amounts. Refer to paragraph 11(d) (3) of SFAS 7.

Notes to Financial Statements
General

16. Please consider updating your disclosures to include comparable disclosures for the interim period.

Note 4.  Note Payable, F-11

17. We note that you recorded a gain on extinguishment of debt upon entering into a debt conversion agreement. Please explain to us how the gain was calculated and tell us the authoritative accounting literature used to account for the debt conversion agreement.

Note 5.  Common Stock, page F-11

18. We note your revisions in response to comment 40. Please revise the statement of operations so that stock-based compensation expense is presented within the appropriate operating expense line items. Similarly revise your income statement disclosures appearing elsewhere, including MD&A.

Pro Forma Financial Statements

19. Please remove all pro forma financial information. Since the effect of the private placement is reflected in your historical September 30, 2004 balance sheet, no pro forma balance sheet is required. No other pro forma financial information is required for the transaction with Impact Diagnostics since it not a business combination. The recapitalization of Impact Diagnostics is reflected in the historical financial statements.




*       *       *       *       *       *       *      *



      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* The company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      As appropriate, please amend your registration statement and 1934 Act reports in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Mary Fraser at (202) 942-1864, Suzanne Hayes at
(202) 942-1789 or me at (202) 942-1840 with any other questions.


								Sincerely,




								Jeffrey P. Riedler
								Assistant Director


??

??

??

??



David Schiff, Esq.
Grant Ventures, Inc.
February 14, 2005
Page 6